                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         SHOSHONE SILVER MINING CO. INC.
-------------------------------------------------------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


       Idaho, USA                                     82-0304993
       ----------                                     ----------
State or other Jurisdiction                (IRS Employer Identification No.)
of Incorporation or Organization

                      Box 2011, Coeur D'Alene, Idaho 83816
                    ----------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (503) 632-4422
                                               --------------


      Securities to be registered pursuant to Section 12(b) of the Act:
-------------------------------------------------------------------------------
                                 None

      Securities to be registered pursuant to Section 12(g) of the Act:
                       Common Shares, $0.10 par value.
-------------------------------------------------------------------------------
                            (Title of Class)


                               Page 1 of 51

                         SHOSHONE SILVER MINING CO. INC.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                             Page

Item 1.  Description of Business.............................   8

Item 2.  Management's Discussion and Analysis or Plan of
         Operation...........................................  19

Item 3.  Description of Property.............................  21

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management.....................................   33

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  34

Item 6.  Executive Compensation..............................  37

Item 7.  Certain Relationships and Related Transactions......  38

Item 8.  Description of Securities...........................  38

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  39

Item 2.  Legal Proceedings...................................  40

Item 3.  Changes in and Disagreements with  Accountants......  41

Item 4.  Recent Sales of  Unregistered Securities............  41


Item 5.  Indemnification of  Directors and Officers..........  41

                                    PART F/S

Item 1.  Financial Statements................................  42

                                    PART III

Item 1.   Index to Exhibits..................................  42

                            Glossary of Terms


Achondrite: A type of stony meteorite that lacks chondrules and resembles terrestrial volcanic rocks more closely than other meteorites.

Advance Royalty Payment: A payment which is not dependant upon production. Advance royalty payments are credited against any future amounts owning due to net smelter royalties or gross overriding royalties.

Alkalinity: The chemical nature of solutions characterized by a high concentration of hydroxl ions.

Amorphous: A geological feature, often subsurface, distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is often of potential economic value.

Base Level: The level below which a river cannot erode. Sea level is the base level for rivers that empty into the ocean.

Batholith: An igneous intrusive body of unknown depth with a surface exposure of more than 104 square kilometers. The sides, or contacts, of a batholith are usually steep and broaden with depth.

Bed Load: The particles that move on or near the bed of a stream, including all those that move by traction and saltation.

Breccia: A classic sedimentary rock composed of cemented angular rock fragments. A volcanic breccia is a pyroclastic rock whose rock fragments are larger than 32 mm.

Calving:  The process by which huge chunks break away from a body.

Chert: A very dense siliceous rock. Many limestones contain nudules and thin lenses of chert.

Clastic: Consisting of rock material that has been mechanically derived, transported, and deposited. Such material is also called detrital.

Cleavage: The tendency of a crystal to split, or break, along planes of structural weakness.

Columnar Jointing: A pattern of jointing that breaks rock into rough, six-sided columns. Such jointing is characteristic of basaltic flows and sills and is believed to result from shrinkage during cooling.

Concordant Bodies: Intrusive igneous bodies whose contacts are parallel to the bedding of the intruded rock.

Craton: A central stable region common to nearly all continents and composed chiefly of highly metamorphosed Precambrian rocks.

Degradation:  The ongoing process of erosion in a stream.

Diagenesis: The changes that occur in a sediment during and after lithification. These changes include compaction, cementation, replacement, and recrystallization.

Dyke:  A tabular, discordant, intrusive igneous body.

Discordant Bodies: Intrusive igneous bodies whose contacts cut across the bedding, or other pre-existing structures, to the intruded rock.

Dunite: An intrusive, monomineralic, ultramafic rock composed almost completely of magnesian olivine.

Ejecta: Pyroclastic material thrown out or ejected by a volcano. It includes ash, volcanic bombs, and lapilli.

Extrusive Rock:  Igneous rock that has solidified on the earth's surface.

Feldspar: A group of aluminum silicate minerals closely related in chemical composition and physical properties. There are two major chemical varieties of feldspar: the potassium aluminum, or potash, feldspars and the sodium-calcium-aluminum, or plagioclase, feldspars. The feldspars possess a tetrahedral framework of silicon and oxygen, with the partial substitution of aluminum for the silicon. They make up about 60 percent of the earth's crust.

Felsic Materials: Light colored, rock-forming minerals such as feldspar and quartz.

Gneiss: A coarse gaining metamorphic rock characterized by alternating bands of unlike minerals, commonly light bands of quartz and feldspar and dark bands of mica and hornblende.

Gross Overrining Royalty: A royalty payment which is based on the revenue received from a purchaser.

Intrusive Rock: Any igneous rock solidified from magma beneath the earth's surface. Such rocks possess a phanerictic, or large grained texture.

Kimberlite: A ki8mberlite is a pipe-like volcano sourced from deep within the earth under extreme temperatures and pressures. It is the host rock for diamonds and diamond indicator minerals such as kimberlitic ilmenites and garnets.

Lithosphere: The crust and upper mantle, located above the asthenosphere and composing the rigid plates.

Mineral: A naturally occurring, inorganic, solid element or compound that possesses an orderly internal arrangement of atoms and a unique set of physical and chemical properties.

Mineralized material: A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Monocline: A structure in which a bed exhibits local steepening of otherwise uniform dip.

Net Smelter Royalty: A royalty payment based on the gross metal value of ore which goes to a smelter.

Outcrop:  An in situ exposure of bedrock.

Peridotite: A coarse grained ultramafic rock commonly consisting of olivine and pyroxenes.

Porphyry: An igneous rock composed of larger crystals set within a finer ground mass.

Pyroclastic Rock: Fragmental rock material resulting from explosive volcanic eruptions. Such material is literally deposited from the air and includes volcanic bombs, blocks, tuff, cinders, ash, and pumice.

Rare Earth: A group of rare metallic chemical elements with consecutive atomic numbers of 57 to 71.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.

Stock: An igneous intrusive body of unknown depth with a surface exposure of less that 104 square kilometers. The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

Strike: The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.

Syncline: A fold in which the bed has been forced down in the middle or up on the sides to form a trough.

                            Glossary of Abbreviations

Ag:    Silver
Au:    Gold
Cu:    Copper
Fe:    Iron
gpm:   Grammes per million
gpt:   Grammes per tonne
IP:    induced polarization
oz:    Troy ounces

ppm:   Parts per million
tpd:   Tonnes per day
ton:   Short ton (2,000 pounds)
tonne: Metric ton

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------
Introduction
------------

Shoshone Silver Mining Co. Inc. (hereinafter also referred to as the "Company" and/or the "Registrant") is a Company that was originally formed to explore properties located in the state of Idaho and Canada for the presence of precious metals. The Company does not have any properties containing proven and probable reserves. It is operating as an exploration company - a company engaged in the search for mineral deposits. The Company owns the Shoshone Group which is located in the St. Joe mining district of Idaho. The Shoshone Group consists of thirty- three patented and 17 unpatented contiguous lode claims. Included within the Shoshone Group is the Weber Group which consists of six patented and five unpatented claims located in the Lakeview Mining District which is in Bonner County, Idaho. Also included is the Drumheller Group which consists of six patented claims located in Idaho. The exploration activities within the Shoshone Group have not generated revenues since 1995. These properties have been placed on a care-and-maintenance status due to declines in the market prices of gold and silver. Custom milling activities have also been ceased until such time as market prices return to more favorable levels. However, efforts are currently being made to explore a leach system to provide a more economical and more efficient recovery of metals. This alternative recovery method may allow for an earlier start-up of the Shoshone Group activities when precious metals market conditions improve.

In 1968, the Company decided to concentrate its exploration activities within the Idaho area, thereby ceasing exploration activities within Canada. As a result, 100% of Lakeview Consolidated Silver Mines, Inc. was acquired in 1969. In addition to its exploration properties, the Company also has an agreement with this consolidated subsidiary that calls for the Company to receive 100% of any net profits from this property. The Company owns the claims and uses the mill and equipment and records the expenses in its accounts.

In Mexico, the Company is extracting and crushing silica rock and selling it to a copper smelter within Mexico in the state of Sonora. The name of the smelter is Mexicana de Cobre S.A. De C.V. The Company has a 49 percent interest in four silica properties and a 25% interest in a crushing and milling gold and silver recovery plant. The Company also has a 25% interest ownership in the La Morena Placer Deposit in Mexico and owns 25% of a hardrock property called La Vibora also located in Sonora. These properties were acquired during 1999.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

The contact person is Mr. James Scheller, President and a member of the Board of Directors. The telephone number is (503)632-4422; the facsimile number is
(503)632-1567. The Company currently does maintain a website located at www.shoshonemining.com.

The Company's authorized capital includes 20,000,000 shares of common stock with $0.10 par value. As of the close of the Company's records at March 31, 2001, there were 9,035,660 shares of common stock outstanding.

The Company's common stock trades on the Pink Sheets with the symbol "SHSHE".

The information in this Registration Statement is current as of March 31, 2001, unless otherwise indicated.

Historical Corporate Development

The Company was incorporated in the state of Idaho on August 4, 1969 under the name Sunrise Mining Company. The name was changed to Shoshone Silver Mining Company on January 22, 1970. The Company was formed to explore properties in the state of Idaho and also in Canada. The Company subsequently dropped all of its activities in Canada and concentrated 100% of its efforts in the state of Idaho.

BUSINESS

The Company has retained its ownership of patented and nonpatented gold and silver claims within the state of Idaho. All properties have been placed on a care-and-maintenance status since 1995 and will remain so until such time as market prices for the precious metals industry return to more profitable levels. At such time, the Company plans to pursue exploration activities at its properties. During this time, the Company has also taken steps for implementing alternative methods of extracting metals, which should lead to more efficient and economical results when implemented. The refined gold and silver products will be sold through brokers as is standard practice in the industry. Raw materials utilized for the production of precious metals include principally the raw materials and various chemicals used to extract the metals from the raw materials. The chemicals are readily available from a number of suppliers. However, the quantity and quality of metals contained in the raw materials can greatly vary between properties and also within the same location. Market prices for precious metals are determined on the open market and can be influenced by a number of factors including, but not limited to, amount of reserves available for sale, (both through release of previously refined metals or current production of competitors) and demand for product by consumers. During the past two years, the Company has expended $18,000 and $1,000 in the further exploration of sugar quartz and Mexico silver prospects, respectively. During the same period the Company has not expended any funds to further enhance the recovery or refining processes. The Company currently has no employees for the gold and silver segment of its activities since the properties are on care-and-maintenance status. Once exploration activities are resumed at its Lakeview prospect in June 2002, it is projected to employ four to six people.

The mining industry is subject to numerous environmental regulations covering the mining and refining procedures and also reclamation of the land following the cessation of activities. The U.S. Forest Service and the Environmental Protection Agency (EPA) are the governing bodies for environmental laws and regulations within the United States. The Mexico National Government and the Mexico Mines and Mineral departments govern mining activities within Mexico. These laws and regulations are constantly changing and have a direct bearing on the profitability of any mining operation. The Company intends to comply with all current regulations.

During 1999, the Company began activities in Mexico involving the extraction and refining of silica quartz. This product is sold in 3/4 minus and 10' mesh fines. The finished product is used by three main industries: 1) Most heat treatment metal smelters use a silica flux or simply a good grade of rock silica for helping to gather the impurities in the ore under melting. This helps them purify the ore or concentrate; 2) Silica of .999% is used in glass manufacturing of auto and glass for home and industry. This is also used for glass bottles and jars as well. The Company's .999% silica can be used for this source and have glass plants in Mexico that are interested in purchasing the product; and
3) Silica is also used for filler in food and industrial products as in paints and abrasives. Currently, the Company sells 100% of its finished product to Mexico de Cobra, through a Sales and Purchase Agreement. Other potential customers include glass factories and steel foundries, to which some product is currently being sold. Based on geological sampling and surveying, the availability of the silica raw material is not of immediate concern. Chemicals are not used in the processing of the silica quartz raw material.

The Company plans to concentrate on its Mexico silica quartz operations and increase its production levels until such time as the precious metals market prices return to a more profitable level, which may or may not occur during the next 12 months. In an effort to increase production, the Company has recently invested $19,000 for the purchase of a rolls crusher, $4,000 on conveyers and a hopper, and $17,500 for a third truck for hauling of silica fines. Additional investments in capital assets or other material acquisitions are not anticipated in the near term.

During the past two years, the Company has also explored various prospects in Chile. Exploration results in Chile were suspended when proper ownership documents could not be provided by the property owner. The Company does not have any current plans to pursue prospects in Chile.

Also during 1999, the Company decided to further diversify by investing $20,000 in Interactive Displays, Inc. (www.Interactivedisplay.com), a company privately owned by Fred Brenton. The investment agreement provides for a 5% return on the investment. Interactive Displays, Inc. is a start-up company whose business plan involves the manufacturing of interactive window displays to be marketed primarily to jewelry stores, factory shoe stores, and sport wares. The decision to invest in Interactive Displays, Inc. was based on personal knowledge of the owner by a Board Member of the Company. At this time, Interactive Displays, Inc. does not have any signed sales agreements with customers, but has products being used on a trial basis. Shoshone Silver Mining has not received any return on investment yet.

The Company has made various investments in the stock market as a means of providing working capital for its primary exploration activities. All investments are in U.S. and international equities and are handled through the brokerage firm of B.B. Graham of Los Angeles, California. The portfolio as of March 31, 2001 consisted of the following investments:

Company Name            Symbol  Quantity  Market      Market
                                          Price       Value
ADC Telecommunications  ADCT    1,000     $ 8.500     $  8,500
AOL Time-Warner, Inc.   AOL     1,000     $40.150     $ 40,150
Call ADC Telecommns     TLQEB      10     $ 0.750     $    750
Call AOL Time-Warner    AOEDH      10     $ 2.700     $  2,700
Call Qualcomm Inc.      AAODK      10     $ 5.750     $  5,750
Call Texas Instruments  TXNDG       5     $ 1.100     $    550
Conexant Systems, Inc.  CNXT    1,000     $ 8.938     $  8,938
Gillette Co             G       2,000     $31.170     $ 62,340
Lucent Technologies     LU      1,000     $ 9.970     $  9,970
Nasdaq 100 TR           QQQ       500     $39.150     $ 19,575
Qualcomm, Inc.          QCOM    1,000     $56.625     $ 56,625
Texas Instruments, Inc. TXN       500     $30.980     $ 15,490
Call Nortel             NTDT       10     $ 0.200     $    200
Nortel Networks Corp    NT      1,000     $14.050     $ 14,050
Call AOL Time           AOEDW     -20     $ 0.350     $   (700)
Call Qualcomm Inc.      AAODN     -20     $ 0.937     $ (1,874)
TOTAL                                                 $243,014

The portfolio as of December 31, 2000 consisted of the following investments:

Company Name            Symbol  Quantity  Market      Market
                                          Price       Value
ADC Telecommunications  ADCT    1,000     $18.125     $ 18,125
AOL Time-Warner, Inc.   AOL     1,000     $34.800     $ 34,800
Conexant Systems, Inc.  CNXT    1,000     $15.375     $ 15,375
Gillette Co             G       2,000     $36.125     $ 72,250
Lucent Technologies     LU      1,000     $13.500     $ 13,500
Nortel Networks Corp    NT      1,000     $32.063     $ 32,063
Qualcomm, Inc.          QCON    1,000     $82.188     $ 82,188
Texas Instruments, Inc. TXN       500     $47.375     $ 23,688
Nasdaq 100 Tr Unit      N/A       500     $58.375     $ 29,187
TOTAL                                                 $321,176

The portfolio as of December 31, 1999 consisted of the following investments:

Company Name                Symbol  Quantity  Market      Market
                                              Price       Value
Dell Computer Corp.         DELL    1,000     $51.000     $ 51,000
Gillette Co                 G       1,000     $41.188     $ 41,188
Knight/Trimark Group Inc.   NITE    1,000     $46.000     $ 46,000
Call Knight/Trimark         TNNAL     -10     $ 1.187     $ (1,187)
Sun Microsystems, Inc.      SUNM    1,000     $77.438     $ 77,438
Call Sun Microsystems       SUXAR     -10     $ 1.042     $ (1,062)
3 Com Corporation           CONS    1,000     $47.000     $ 47,000
Call Three Com Corp         THQAK     -10     $ 0.750     $   (750)
TOTAL                                                     $259,627

The Company paid B.B. Graham $16,168 and $13,463 in commissions for the calendar year ended December 31, 1999 and 2000, respectively. Trading activities resulted in working capital through profitable trading as documented in the financial statements. The Company plans to continue to invest in these types of securities, subject to stock market conditions and fluctuations.

Since this activity is only a means by which to fund the Company's primary activities and it does not plan to pursue it as the primary source of revenue, the Company does not plan to register as an investment company under the Investment Company Act of 1940.

Investment Considerations

The following investment considerations, together with other information set forth in the Form 10-SB, should be carefully considered by current and future investors in the Company's securities.

Risks Inherent in the Mining Industry

Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The activities of the Company are also indirectly subject to all of the hazards and risks normally incident to exploring properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory regulations; labor disputes; geological problems; failure of pit walls or dams; and the risk of injury to persons, property or the environment.

Uncertainty of Mineralization Estimates

There are numerous uncertainties inherent in estimating mineralization, including many factors beyond the control of the Company. The estimation of mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render properties uneconomic to exploit.

Proposed Federal Legislation

The U.S. Congress is currently considering a proposed major revision of the General Mining Law, which governs the creation of mining claims and related activities on federal public lands in the United States. Each of the Senate and the House of Representatives has passed a separate bill for mining law revision, and it is possible that a new law could be enacted. The Company expects that when the new law is effective, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent any such new legislation may affect existing mining claims or operations. The effect of any such revision of the General Mining Law on the Company's operations in the United States cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs on properties located on federal lands, and such revision could also impair the Company's ability to develop, in the future, any mineral prospects that are located on unpatented mining claims. The Company currently owns 17 unpatented claims that are located on land owned by the Bureau of Land Management. Therefore, the Company would be subject to any new or revised laws impacting claims and related activities on federal public lands located in the United States.

Fluctuations in the Market Price of Minerals

The profitability of exploration activities is directly related to the market price of the metals being explored. The market price of base and precious metals fluctuate widely and is affected by numerous factors beyond the control of any exploration company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly average prices in U.S. dollars:


                                   2000   1999   1998   1997   1996   1995
Gold - London Final ($/oz.)        $279   $279   $294   $331   $388   $384
Silver - Handy & Harman ($/oz.)    $5.00  $5.25  $5.53  $4.9   $5.18  $5.19
Lead - LME Cash (cents/pound)      $20.6  $22.8  $24.0  $20.0  $35.0  $29.0
Zinc - LME Cash (cents/pound)      $51.2  $48.8  $46.5  $60.0  $46.0  $47.0
Copper - LME Cash (cent/pound)     $0.82  $0.71  $0.75  $1.03  $1.04  $1.33

On March 30, 2001, the closing prices for gold, silver, lead, zinc and copper were $257.70 per ounce, $4.32 per ounce, $0.22 per pound, $0.45 per pound, and $0.82 per pound respectively.

Environmental Risks

The industry is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration. As in any industry, the use of chemicals has the potential to cause harm to the surrounding environment. The Company intends to, and historically has, conformed with all existing laws and regulations governing this type of activity. The Company has not received any citations from any regulatory agency. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price.

Foreign Operations

The Company's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. The Company currently has abandoned exploration projects located in Chile, but currently has properties in Mexico. In addition, specific risks in Mexico include the inherent risk of Mexican Government takeover of claim ownership.

The Lack of Assurance That the Company Will Be Able to Meet Its Future Capital
Requirements:

The Company has alimited source of operating cash flow to fund future exploration projects or corporate overhead. The Company has some financial resources, but there is no assurance that additional funding will be available. The Company's ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future or limit its exploration activities to match cash generated from existing activities. Acquisition of additional equipment may also need to be limited to cash provided from operations.

The Company has no history of significant earnings and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its common shares since incorporation but would like to in the future. The only source of funds available to the Company for future exploration expenditures is through marketable securities sales. Even if the results of future exploration are encouraging, the Company may not have sufficient funds to conduct further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through marketable securities sales or through the sale or possible syndication of one or more of its properties, there is no assurance that such funds will be available. If available, future equity financing may result in substantial dilution to purchasers under such offerings.

Operating Hazards and Risks Associated with the Mining Industry That the Company Will Face If It Begins Exploration Work On Its Properties :

Exploration activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration of precious and base metals, any of which could result in work stoppages, damage to or destruction of properties, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities. Currently the Company carries $1,000,000 of fire and liability insurance on its Lakeview plant covering the mill, building, float cells and carbon in pulp and two ball mill units. There is no insurance coverage on the Mexico crushing equipment. The Mexican workers are covered under a workers compensation policy provided by the Company through the Mexican Government.

Risks Associated with Penny Stock Classification:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.

Dependence On Key Personnel

The Company's continued success is dependent, to a large degree, upon the efforts of its current executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. The Company does not have employment agreements in place with the executive officers of the Company, and has no immediate plans to create such agreements.

The Ability to Manage Growth

Should the Company be successful in its efforts to explore its mineral properties or to raise capital for other exploration ventures it will experience significant growth. Any expansion of the Company's business would place further demands on its management, capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Dividend Policy

The declaration of dividends to shareholders is subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors. The Company plans on retaining current earnings for future prospects and possible investment in other potential properties. After that time excess earnings will then be available for distribution to shareholders as dividends.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Competition

There is competition from other exploration companies with properties similar to those of the Company's. Many of the companies with which the Company competes have prospects and financial strength many times that of the Company. Nevertheless, the market for the Company's possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, the Company expects to compete by taking advantage of the market for all minerals present in its properties and to offset the primarily fixed costs of activities of any of the jointly-occurring minerals. Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

The Company does not engage in any hedging or other transactions which are intended to manage risks relating to the fluctuations in mineral prices and does not intend to do so in the foreseeable future.

Significant Customers and/or Suppliers
--------------------------------------

N/A

Employees
---------

At 3/31/01 the Company functioned with the services of its Directors, Executive Officers, and 12 employees or consultants. There is no collective bargaining agreement in place.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 includes comparative financial statements for the last 5 years and the most recent interim financial statement. The financial statements for the fiscal years ended December 31, 2000 through 1996 were derived from the financial statements of the Company which were audited by Scott Beggs & Company, Inc. CPA independent certified public accountants , as indicated in their report which is included elsewhere in this Registration Statement. The selected financial data for the three months ended March 31, 2001 was derived from the unaudited financial statements which were prepared by management.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, except per share data)

------------------------------------------------------------------------------
                           Qtr Ended        Years Ended
                           3/31/01 12/31/00 12/31/99 12/31/98 12/31/97 12/31/96
  -----------------------------------------------------------------------------
  Revenue                      $47      $32      $47       $2    $5       $5
  -----------------------------------------------------------------------------
  Net Income (Loss)          $(113)      $4     $194     $212    $233    $24
  -----------------------------------------------------------------------------
  Earnings (Loss) per Share  $(0.0125) $0.00    $0.02    $0.02   $0.03  $0.00
  -----------------------------------------------------------------------------
  Dividends per Share            0        0        0        0     0        0
  -----------------------------------------------------------------------------

  -----------------------------------------------------------------------------
  Wtg Avg #Shares (000)      9,037    9,036    9,031    8,509   8,365  8,053
  -----------------------------------------------------------------------------
  Working Capital             $158     $285     $281     $522    $616   $383
  -----------------------------------------------------------------------------
  Long Term Debt                 0        0        0        0     0        0
  -----------------------------------------------------------------------------
  Shareholders' Equity      $2,348   $2,461   $2,457   $2,210  $1,987 $2,423
  -----------------------------------------------------------------------------
  Total Assets              $2,401   $2,513   $2,508   $2,212  $1,994 $1,767
  -----------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATION
--------------------

The following discussion of the financial condition, cash flows and results of operations of the Company for the for the year ended December 31, 2000 should be read in conjunction with the financial statements of the Company and related notes included therein.

For the year ended December 31, 2000 the Company had a net loss from operations of $85,325, which is a decrease in operating income of $71,221 or 505% from the net operating loss of $14,104 for the year ended December 31, 1999. The primary cause of this decrease is a $62,773 or 118% increase in direct operating expenses during the calendar year 2000. These expenses increased due to the expansion of the Mexico silica plant operating volume. Indirect expenses for the year ended December 31, 1999 increased $7,755 or 38.4% from $20,183 to $27,938 for the year ended December 31, 2000. A number of increases and offsetting decreases caused this net increase in indirect expenses, with no single increase or decrease meriting expanded discussion.

The net profit from nonoperating activities decreased $111,424 or 48.8% from $228,369 for the year ended December 31, 1999 to $116,945 for the year ended December 31, 2000. The primary reason for this decrease is a decrease in net gains realized from the sale of marketable securities of $118,361 or 56.3% from $210,245 for the year ended December 31, 1999 to $91,884 for the year ended December 31, 2000. The gains realized from the sale of marketable securities may vary significantly between fiscal years depending on the quantity and type of securities sold. The majority of sales activity is transacted in order to provide cash flow for capital expenditures and operating expenses. Also included are the unrealized gains/losses on mark-to-market adjustments of marketable securities included in the financial statement as of the appropriate period end. The Company also receives option proceeds from covered calls on investments.

The Company currently plans to expand its operations and intends to keep its properties in good standing during the remainder of Fiscal 2001.

Cash decreased $56,313 or 93.9% from December 31, 1999 to December 31, 2000 due to the use of cash to fund ongoing Company activities. Investments - Stock Portfolio increased $61,549 or 23.7% for the same period due to ability of the Company to maintain its stock investments through use of cash provided by operations for funding of cash flow decreasing the need to sell investments.

There were no other significant changes in other balance sheet accounts. Total assets as of December 31, 1999 increased $5,208 or 0.21% from $2,508,222 to $2,513,430 as of December 31, 2000.

The Company's liquidity is high due to the non-existence of long-term debt and a current ratio of 6.473 as of December 31, 2000 and 6.437 as of December 31, 1999. The majority of the Company's current assets consist of a stock portfolio of investments that are readily marketable and stated at the lower of cost or current market values. Short-term expansion activities involving exploration and capital expenditures will be funded by proceeds from the sales of all or part of these investments. The Company has committed to using working capital generated by the Mexico operations, lease payments, and timber sales to fund any current working capital requirements through 2005.

The Company has decided not to pursue securing financing from other outside sources in an effort to keep the Company's debt load to a minimum.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Shoshone Group - Idaho
--------------------------

The Shoshone Group is currently in a dormant status. The Company has had no revenue from exploration activities on the Shoshone Group since 1995. The Company has expanded the mill and process support equipment to a bromide leach system, but is also keeping the ball mill and flotation system in tack. The Company is installing a fine material crusher that will pre-grind the raw material before it reaches the 60 ton-a-day ball mill. The Company is also planning to wire the existing 200 ton-a-day ball mill to further augment this system. This will increase available tonnage, speed and allow a faster grind circuit, decreasing leach time for bromide. This process will allow lower leach times and increase tonnage per day for extraction of precious metals.

Acquisition of the Shoshone Group
---------------------------------

The Shoshone Group consists of 33 patented and 17 unpatented claims. Five patented and 17 unpatented claims were acquired in 1970 from Sunshine Mining Company and a private individual, Violet Hanson. During 1971 the Company issued 1,500,000 shares of its common stock at a market value of $0.25 per share to Sunshine Mining Company in return for a 100% ownership in the 30 unpatented claims. During 1971, the Company issued 100,000 shares of its common stock at a market value of $0.24 per share and $1000 in cash for a 100% interest in the 5 patented claims.

The Company issued 150,000 shares of its common stock at a market value of $0.31 per share in September 1982 for an additional 6 patented claims and 5 unpatented claims called the Weber Group. The Company subsequently issued 55,760 shares of its common stock at a market value of $0.33 per share for a 100% interest in 6 patented claims on February 10, 1983 called the Drumheller Group. During 1971, the Company issued shares of its common stock at a market value of $0.30 per share for a 97.33% interest in an additional 7 patented claims called the Keep Cool Group.

The Company also issued shares of its stock at a market value of $0.30 during 1971 for a 97.33% interest in 6 patented claims called the Idaho-Lakeview Group.

Location and Access of the Shoshone Group
-----------------------------------------

The Shoshone Group is located in the state of Idaho about 23 miles northeast of the town of Coeur d'Alene. The claims are in Sections 15, 22, 26, 27, 28, 29, 32, 33, 34, and 35 of Township 53 North, Range 1 West.

From the city of Coeur d'Alene, the claims can be reached via 36 miles of paved and well-graded gravel roads. Approximately 16 miles north of Coeur d'Alene near the town of Athol on U.S. Highway 95 is the intersection with Bunco Road which becomes U.S. Forest Service Road #332. The Bunco Road traverses the Lakeview Mining District 18-22 miles from the highway. Many secondary roads lead from the Bunco Road to the properties and prospects of the Lakeview Mining District. Specific directions to each of the prospects are as follows:

Lakeview: Proceed north on Highway 95 from Coeur d'Alene, Idaho 21 miles. Turn right across from Silverwood onto Bunco Road East. Follow signs to Lakeview, Idaho. This is Forest Service Road 278 and proceed 12 miles. At bottom of hill turn right on Forect Service Road 1380 at sign saying Lakeview Mine Road.
Follow road to property and entrance.

Weber and Keep Cool: Proceed north on Highway 95 from Coeur d'Alene, Idaho 21 miles. Turn right across from Silverwood onto Bunco Road East. Follow signs to Lakeview, Idaho. This is Forest Service Road 278 and proceed 12 miles. At bottom of hill turn right on Forest Service Road marked I017. Follow road 3 miles until you come to a rock site on the left and an open area which is the Weber property. Proceed past the property and follow the road to intersection of Forest Service road 332 one mile to the intersection of Upper Highland Road. Take a right turn and then take the first right turn off this road and follow road to the Keep Cool property tunnel entrance five-tenths of a mile.

Shoshone Silver Mill: Proceed north on Highway 95 from Soeur d'Alene, Idaho 21 miles. Turn right across from Silverwood on Bunco Road East. Follow signs to Lakeview, Idaho, 12 miles on

Forest Service road 278. At bottom of hill take Forest Service road 1017. Turn right and go two-tenths of a mile. The mill is on the right side of the road in a large clearing just past the stock piles of material and the electric crusher pad.

Electric power is available at the Lakeview Mill, owned by the Company, and could be extended to the properties. Railroad facilities are available in Athol to assist in the transportation of supplies and equipment into the district and for shipping concentrates to smelters located at Trail, British Columbia or Helena, Montana. Because of its proximity to the active Coeur d'Alene District, suppliers and qualified personnel are readily available. Several cities and towns within commuting distance offer adequate housing and social accommodations for any possible future employees.

Topography, Physiography and Climate
------------------------------------

The Lakeview District is characterized by rugged mountain terrain with narrow ridges and valley floors. Within the District, elevations range from 3,000 feet to 4,600 feet. Relief in the area typically exceeds 1,000 feet from the stream bottoms to the adjacent ridges. Slopes in excess of 30 degrees are common.

The climate is temperate with an excess of thirty inches of annual precipitation. The majority of the moisture comes between November and June. Snow accumulations of five feet are typical for a winter. Summer and autumn are relatively dry seasons. Temperatures range from winter lows of -20 degrees Fahrenheit up to 100 degrees Fahrenheit in the summer.

A mature second growth coniferous forest and heavy brush combine to make dense ground cover. There is considerable potential for revenue generation by harvesting timber from the patented claims.

Regional Geology
----------------
Rocks of the region consist primarily of a thick sequence of gently folded Precambrian Belt sediments and the igneous rocks of the Kaniksu Batholith. Near the eastern shores of Pend Oreille Lake, there are some Cambrian quartzites, limestones and shales. These small outcrops are the only remnants of formations which have otherwise been completely eroded from the region.

Structurally the region lies where the west northwest trending Lewis and Clark Line of faults terminates against the north northeast trending faults of the Purcell Trench. The region was further complicated by a mosaic fault pattern that resulted from the intrusion of the Kaniksu Batholith. There is strong evidence for post-intrusion faulting also.

District Geology
----------------

Only the 7,500 foot thick Wallace Formation of the Precambrian Belt Supergroup outcrops within the boundaries of the Lakeview District and in the properties owned by the Company. Original sedimentary features such as mud cracks and ripple marks are commonly preserved. The rocks generally dip at less than 45 degrees to the east.

Lamprophyre dikes are commonly encountered in the prospects of the district. These basic dikes erode quickly and are exposed on the surface only in road cuts and trenches. The dikes often occur in the same shear zones as the minerals.

Faults in the district may be divided into three distinct classes.

The Packsaddle Fault is an ancient fault that was active in the Precambrian and has probably been reactivated on several occasions. The fault strikes N40E and dips very steeply to the west. It has a left lateral component of movement estimated to be between 500-1,000 feet and a normal component of movement of approximately 6,000 feet. The Packsaddle Fault may be considered the western boundary of the district. The Cascade Fault four miles to the east is similar to the Packsaddle Fault and may be considered the eastern boundary of the district.

The second class of faults in the district are shear zones which strike either northeast or northwest and dip between 45 degrees and 65 degrees. These shears average 80-120 feet wide and serve to host all of the major properties in the district. Vertical movement in the shear zones is estimated to b3 300-600 feet.

The mineralizing events in the properties are separated by periods of movement within shear zones.

Finally, block faults which form a mosaic pattern have very steep to vertical dips and offset the mineralized shear zones. These faults are generally barren of mineralization. They probably represent the final stage of tectonic adjustments to the cooling and contraction of the batholith. The movement on these faults is near vertical.

Mineralization
--------------

There are three distinct periods of mineralization in the district. Tectonism involving crushing of veins between the stages clearly separates them. The first period consisted of quartz, pyrite and minor arsenopyrite.

The second period of mineralization was the most important for economic minerals. The first minerals of the sequence were carbonates. Rhodocrosite is found in the Conjecture property and siderite in the Idaho Lakeview property. The Keep Cool and Weber properties have very little carbonate, but abundant quartz gangue. Sphalerite was the earliest mineral to be deposited. It was soon followed by galena, tetrahedrite and another phase of pyrite. Tetrahedrite is the primary silver bearing mineral in the district and consequently is the most important economically. Minor amounts of chalcopyrite, stibnite and boulangerite were also deposited at this time.

No visible gold or electrum has been reported from the district. No x-ray or electron microprobe work has been done on samples to identify the mode of occurrence either. An examination of smelter returns reveals that gold has a much greater affinity for the lead-silver concentrates than for zinc concentrates. Since all the properties of the district have some gold, it is assumed to have accompanied this same period of mineralization.

The third stage of mineralization consisted of quartz, pyrite, chalcopyrite and a ruby silver, probably pyrargyrite. This period of mineralization was erratic in its occurrence and distribution and is generally not of great economic significance to the district.

The mineralization in the district is seldom seen in large continuous veins more than 200-300 feet long. Typically, it occurs as veins, stringers, and sheared pods of mineralization intimately mixed with brecciated country rock and dikes. It occurs as fracture and fissure fillings with very little replacement involved. Mineralization shoots within the shear zones generally have much greater dip lengths than strike lengths. Along the strike of the shears, mineralization shoots are separated by essentially unmineralized stretches of crushed country rock. The resurgent mineralizing fluids and dikes used the same channels over and over again.

THE WEBER PROSPECT
------------------

The Weber Prospect, owned by the Company, has the distinction of being the first prospect staked in the Lakeview District and also the largest producer, as documented by "A Review of the Geology Mines and Prospects" prepared in 1994 by Rod Cleland, P.G. The property is covered by six patented and three unpatented claims. It is located in the headwaters of Gold Creek near the southeast end of the Weber Shear Zone.

The shear zone which hosts the vein is up to 80 feet wide and 3,600 feet long. It strikes N65W and dips SW 45 degrees-50 degrees and is truncated on both ends by north striking near vertical block faults. The prospect is hosted by rocks of the Wallace Formation. The vein consists of galena, sphalerite and tetrahedrite in a gangue of quartz and pyrite. Lamprophyre dikes are also common in the shear zone.

Since the claims were staked in September of 1988, actual exploration did not begin until the following Spring. In 1989 and 1990, a large open cut on the outcrop was explored. Supergene enriched oxide mineralization which averaged
41.1 ounces/ton silver was produced from the open cut. Irvin Scheller, founder of the Company, was in charge of all activities at this time on the Weber Prospect.

From 1894 until 1915 the underground was explored. From 1949 until 1965 open pit exploration resumed at the site of the original open cut. This eventually led down through the upper two levels of the underground prospect.

In 1978 bulldozer trenching discovered another surface zone of mineralization approximately 2,000 feet northeast of the original pit. Here the vein was 10-12 feet wide and approximately 135 feet long. This became the #2 pit which was explored during the silver price boom of the early 1980's. These efforts were primarily responsible for the most profitable period in the Company's history to date.

Total production to date from this prospect exceeds 129,000 tons from which 1.1 million ounces of silver were recovered.

At this time, the proven and probable reserves cannot be determined.

The Keep Cool Prospect
----------------------

The Keep Cool Prospect, now owned by the Company, was staked in 1888 shortly after the Weber Prospect was discovered. It is located in the east fork of Chloride Gulch at the northwest end of the Weber Shear Zone.

The vein strikes N65W and dips SW45 degrees - 50 degrees and is hosted by the Wallace Formation. Some lamprophyre dikes in the shear zone are the only other rock type encountered in the property. The mineralization consists primarily of sphalerite, galena and tetrahedrite in a gangue of quartz, pyrite, and crushed wallrock. The mineralization shoots are found along both the hanging wall and the footwall of the 35 foot wide shear zone.

The Keep Cool Prospect was explored by a series of five adits from the 4,230 foot elevation down to 3,981 feet.

Between 1937 and 1939 the Keep Cool Prospect produced 3,815 tons of mineralization. Another period of activity between 1951 and 1954 extracted 2,600 tons.

During the silver price boom of the early 1980's, the Keep Cool Prospect produced approximately $30,000 in revenues to the Company from a surface cut on the vein that averaged six ounces/ton silver plus 0.05 ounces/ton gold.

From 1989 to 1991, the Company contracted to drive a new adit to explore eastward along the vein beyond the limits of previous exploration. A total of 882 feet of crosscuts, drifts and laterals were driven. These efforts were successful in extending the known vein by approximately 180 feet. The mineralization recovered from these efforts was stockpiled at the mill.

At this time, the proven and probable reserves cannot be determined.

Idaho Lakeview Prospect
-----------------------

The Idaho Lakeview Prospect, now owned by the Company, was also discovered in 1888. The portal is located in Chloride Gulch at an elevation of 3,040 feet. This claim group has four patented lode claims, one patented millsite claim, seven unpatented lode claims and one unpatented millsite.

The property was re-opened in 1980 in an attempt to take advantage of high silver prices. However, only rehabilitation work and a small amount of exploration was accomplished before the silver price started to collapse.

In 1987 the Company rehabilitated 550 feet of old drift and drove 186 feet of new drift toward a vein intercept seen in diamond drill hole LH-1 drilled in 1970 by Sunshine Mining Company, the previous owner. That drill hole found 0.4 feet of quartz, pyrite and tetrahedrite which assayed 185.7 ounces/ton silver located 150 feet into the hanging wall of the main shear zone. The main vein had
4.0 feet of quartz and minor sulfides where it was intercepted in the hole and it assayed only 1.6v ounces/ton silver. The new drift crosscut the main vein 325 feet from the drill hole. At that location the vein was 2.7 feet wide and assayed 12.7 ounces/ton silver. Possible continuations of this mineralization zone have yet to be investigated on strike or dip. Drillers were unable to hold the ground in the shear zone and this drift heading was abandoned before reaching the high grade hanging wall target.

Based on old assay data, our geologist in 1994 reported an estimated 24,000 tons of mineralized material grading 11.8 ounces of silver per ton were scattered in two locations around the old mine. Some of these areas are no longer accessible.

At this time, the proven and probable reserves cannot be determined.

The Drumheller Group
--------------------

The Drumheller Group, consisting of six patented claims located south of the Bunco Road in the Prospect Creek drainage, was acquired by Shoshone Silver in 1984. Subsequent exploration work demonstrated the necessity of staking two additional claims to cover mineralized zones. This claim group covers the southern extension of the Hewer Shear Zone.

The general geology of this claim group is somewhat different from the rest of the district. Although the exposed rocks are still of the Wallace Formation, here they dip steeply to the northeast 45 degrees - 70 degrees. The veins occupy simple faults instead of the wide shear zones seen in all of the large properties of the district. The strike of these veins crosscuts the stratigraphy at 30 degrees - 70 degrees. Because of the discrete nature of the veins and their orientation to stratigraphy, these veins should be relatively easy to explore by underground methods.

The area covered by the Drumheller claims has been explored by trenching and by five small adits. No deep exploration has been undertaken. The 1960's and 1970's flurry of geochemical soil sampling in the district did not extend south onto these claims. No diamond drilling has ever been done.

The longest adit in the area is found on the Little Bill claim. An 80 foot long crosscut leads to the vein which was then drifted in a westerly direction for 168 feet. The vein dips south at 45 degrees - 60 degrees. The portal was re-opened in 1990. Mapping and limited sampling was undertaken at that time. Four samples from the adit showed the vein to have an average width of 3.3 feet. The weighted average vein grade was 8.77 ounces/ton silver, 0.072 ounces/ton gold, 0.62% lead and 1.82% zinc.

This vein can be projected eastward about 200 feet to an outcrop in a road cut. Two samples taken here averaged 1.8 feet wide with an average grade of 12.35 ounces/ton silver, 0.052 ounces/ton gold and 0.69% lead. These grades are very comparable to the rest of the district. An offset portion of the vein can be projected and traced by float for an additional 1,000 feet to the east.

On the Gladys claim, a 160 foot long crosscut was driven to reach a vein. The vein was then drifted along for 75 feet. Although vein widths reached up to 8 feet, grades averaged less than 2 ounces/ton silver and 0.5% combined lead and zinc. This vein can be traced for nearly 1,000 feet on the surface.

Another vein on the Bald Top claim can be traced for 900 feet. This vein strikes N45W and dips steeply to the southwest. Only a few assays have been taken along this vein and they were disappointing.

The south end of the Hewer Shear Zone was explored on the O.K. claim by two short adits and three trenches. Iron stained quartz with traces of galena and dike rocks were observed on the dumps of these workings. One large boulder of quartz which measured several feet in each dimension would seem to indicate the presence of significant veining in these collapsed old workings.

At this time, the proven and probable reserves cannot be determined.

Conclusions
-----------

The Lakeview Mining District has a long history as a producer of precious and base metals. The future of the district will be determined by economics.

Since the beginning of production, the Lakeview Mining District property has derived 10% of its revenue from silver with the balance derived from gold, lead, zinc, and copper credits.

The Mexico Mill Plant
---------------------

The Company owns 25% of a 100 ton ball mill located in Mexico in the state of Sonora.

Acquisition of the Mexico Mill Plant
------------------------------------

On June 7, 1999, the Company acquired its 25% interest in The Mexico Mill Plant for a cash payment of $70,000. The Company initially purchased a 10% interest in the Mill on February 11, 1999 and subsequently on June 7, 1999 the Company purchased an additional 15% interest in the Plant.

Location and Access of the Mexico Mill Plant
--------------------------------------------

The Mexico Mill Plant is located in the city of Esqueda which is in Mexico in the state of Sonora. Access is by Mexican Highway 17.

Topography and Physiography
---------------------------

The Mexico Mill Plant is located in an area of sparse desert and rolling hills.

History and Previous Work
-------------------------

The Mexico Mill Plant is a new facility which was started in February 1999.

The La Morena Placer Deposit
----------------------------

The La Morena Placer Deposit does represent a producing property and the Company's current activities are exploration testing but positive.

La Vibora
---------

La Vibora Hard Rock Prospect 25% interest stock piling of mineralization is currently in operation as of July of 2000 and future production is predicted in mill.

Acquisition of Interest
-----------------------

On November 2 1999, the Company purchased an initial 20% interest in the La Morena Placer Deposit for a cash payment of $8,000. Subsequently, on December 9, 1999 the Company purchased an additional 5% interest for a cash payment of $16,000 and the issuance of 100,000 shares of common stock. On June 28, 2000, the Company also obtained a 25% interest in the La Vibra Prospect for consideration of a 950 Cat wheel loader valued at $30,000 and a 911 underground loader valued at $15,000 plus $25,000 cash.

Location and Access:
--------------------

The La Morena Placer Deposit is located seven miles west of Mexican Highway 17, approximately 22 miles south of the city of Esquida and is same location as La Vibora hard rock prospect.

History and Previous Work
-------------------------

To date trenching and placer testing has been done on the La Morena Placer Deposit. The area tested has resulted in an average grade of 3.5 grams/ton gold.

Regional Geology
----------------

The regional geology is represented by a base of metamorphic rocks. The rock outcrops correspond to sedimentary and igneous intrusives as well as extrusives.

The sedimentary sequence is made up of calcium carbonates, interspersed with sandstones which are partially metamorphosed from the upper Paleozoic era.

The intrusive rocks correspond to silicified granites, with cerrusite and kaolin. These rocks have been classified as a quartzmonzonitic intrusive, elongated NW-SE and to which is attributed the mineralization in the present district.

The post mineralization volcanics are of rhyolitic and basaltic composition, conglomerate and basalts of the quaternary.

Local Geology
-------------

The primary outcrop is igneous rock of granodiorite and quartzmonzonite composition, of probably the upper cretaceous lower tertiary. It constitutes the most prominent and widely distributed unit in the region, since it outcrops in a NW-SW direction, from the vicinity of the town of Cananea to the city of Nacozari.

Superficially, in the study area management has found excessive decay of the surface, forming yellowish soils due to oxidation of the sulphides that have been leached. The sulphides appear light grey in color when they are fresh and they are composed of feldspars, quartz, mica (principally biotite) and hornblend.

Structurally, the intrusive body presents a system of fracturing in three directions and a normal fault system whose direction is NE-SW that for structures of fracture filling in veins, associated with these a control or influence on the in place bodies by hydrothermal solutions since the zone of alteration is found on both sides of the structures.

The structural tendency of the group of veins present is preferentially to the NW, varying from 64 degrees to 71 degrees. The dip is predominantly to the SW, in a range 58 degrees to 81 degrees, although some veins are found to exist in normal faults that run toward the NE, with the dip to the NW.

The existing mineralization on the La ViboraProspect, of 25% is owned by Shoshone which is adjacent to the Company's interest, is gold producing and is defined by two principle types that are described as follows:

     1. Mineralization in stockworks: This type mineralization appears in the form of fissure filled veins that vary in width from 0.2 meters to 0.9 meters. The host rock is a granite intrusive of acid composition, of which 26 structures were detected.

          They are characterized by the presence of sulphides (principally pyrite) that are partially leached, forming oxidation zones in some areas, with which probably the existing gold was initially associated.

          There is also copper carbonate such as malachite, secondary minerals of alteration that indicate upper portions of a zone of oxidization.

          As secondary minerals they contain oxides of iron, manganese quartz and calcite.

     2. Disseminated Mineralization: This type is characterized by presenting itself in the zones of alteration, contiguous to the structures of fracture filling.

          This second type of mineralization originated and explored within the area that borders the Morena prospect which is a deposit of placer gold.

The most frequent hydrothermal alteration is silification, showing zones of decarbonization, defined by halos of small veins of calcite.

The Silica Properties
---------------------

Acquisition of Interest
-----------------------

The Company has varying degrees of interest in four silica properties, the Santa Rita; the Anna; the Inez; and, the Three Brothers.

The Company holds a 33.3% interest in the Santa Rita silica property. This interest was obtained on February 11, 1999 for total consideration of $175,000. $145,000 of this was paid in cash and the remaining $30,000 was paid utilizing the Company's existing equipment.

The Company holds a 25% interest in the Inez silica property. This interest was obtained on April 10, 1999 for total consideration of $90,000 which was paid by the Company as follows: $18,600 in cash and the balance was paid utilizing the Company's existing equipment.

The Company holds a 49% interest in the Anna and the Three Brothers silica properties. This interest was obtained on June 7, 1999 for total consideration of $78,000 which was paid in cash by the Company.

Location and Access:
--------------------

The Inez silica property is located in Mazocahui in the state of Sonora. The Santa Rita silica property is also located in Nacozari in the state of Sonora. The Anna and Three Brothers are also located Mazocahui in the state of Sonora.

UPDATE SONORA, MEXICO OPERATIONS, FEBRUARY 2001
-----------------------------------------------

Recent purchase of a third highway truck of 22 ton carrying capacity was completed.

Shoshone also purchased, February 2001, a cone crusher for silica fines orders. The cone crusher will augment the existing jaw crusher in place and running.

Shoshone has 49% in silica holdings. Shoshone is seeking silica fine orders for the glass factories and increase sales of our existing contract with Mexico De Cobra Copper Smelter.

Shoshone is running qualitative assay tests on it's two silver and gold prospects as of February 2001. Results of these tests should be available by April 2001.

Shoshone owns 25% of these two prospects: the La Vibra and La Morena in Sonora, Mexico.

At this time, the proven and probable reserves cannot be determined.

History and Previous Work
-------------------------

Prior to 1999, no work was done on any of the silica properties. Since 1999, the Company and its partner have delineated the structures on the Inez; the Anna; and, the Santa Rita silica properties. Silica has been shipped from all of these properties.

Other than building a road and putting up a work area, no work has been done to date on the Three Brothers silica property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of March 31, 2001 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                     Table No. 2

                                   5% Shareholders

Title                                Amount and Nature    Percent
  of                                 of Beneficial        of
Class     Name of Beneficial Owner   Ownership            Class #
-----------------------------------------------------------------
Common    James I. Scheller          1,625,250            17.99%

  TOTAL                              1,625,250            17.99%

# Based on 9,035,660 shares outstanding as of March 31, 2001.


Table No. 3 lists as of March 31, 2001 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                        Amount and Nature    Percent
  of                                         of Beneficial          of
Class     Name of Beneficial Owner           Ownership            Class #
-----------------------------------------------------------------------------
Common    James I Scheller, President & Director         1,625,250     17.99%
Common    Carol Stephan, Director                          291,000      3.22%
Common    Don Caulkins, Director                            20,000      0.22%
Common    Joe Suveg, Director                                8,345      0.09%
Common    Frank Turley, Vice President, Mexico Operations       10         0%
Common    Bruce Graham, Director                                 0         0%

        Total                                            1,944,605     21.52%

# Based on 9,035,660 shares outstanding as of March 31, 2001.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
----------------------------------------------------------------

Table No. 4 lists as of March 31, 2001 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the United States.

                                   Table No. 4
                                    Directors

                                                             Date First
                                                                Elected
      Name                                    Age          or Appointed
      -----------------------------------------------------------------
      James I. Scheller                        54             Feb  1980
      Carol Stephan                            59             Dec  1979
      Don Caulkins                             68            April 1997
      Jusef  Suveg                             72            April 1996
      Bruce Graham                             28             Aug  1998


Table No. 5 lists, as of March 31, 2001, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.

                                   Table No. 5
                               Executive Officers

      Name               Position                Date of Board Approval
      -----------------------------------------------------------------

      James I. Scheller  President                            Aug  1993
      Carol Stephan      Secretary/Treasurer                  Jan  1990
      Frank Turley       Vice President, Mexican Operations  June  1999

Business Experience

James Scheller. Mr. Scheller is President and a Director of the Company. He has been employed by the Company since Feb 1980. His responsibilities include coordinating strategy and planning. Mr. Scheller is a graduate of Washington State University where he received a Bachelor of Science Degree in Engineering in 1968. Mr. Scheller is also the owner of Systems Manufacturing, a private company located in Portland, Oregon which manufacturers and sells drive-thru wash equipment. He has been involved with Systems Manufacturing since he founded the company in 1978. Mr. Scheller also owns two patents from U.S. Patent Office. Mr. Scheller currently spends 50% of his time on the affairs of the Registrant.

Carol Stephan. Mrs. Stephan is Secretary/Treasurer and a Director of the Company. Her responsibilities include assisting Mr. Scheller in general administration of the Company and planning. Mrs. Stephan has been employed by the Company for the past 12 years and handles administrative matters associated with the day to day operations. Mrs. Stephan attended college in Orange County, California where she received a two year degree in business administration. Since receiving that degree, she has attended various classes in both accounting and computer training. Mrs. Stephan currently spends 30% of her time on the affairs of the Company.

Don Caulkins. Mr. Caulkins is a Director of the Company. His responsibilities include assisting both Mr. Scheller and Mrs. Stephan in the planning process for the Company. Mr. Caulkins is a graduate of Portland Bible College. He has been a member of the Board of Directors of the Company for the past two years. For the past 11 years he has been employed by Bob's RV Country, located in Beaverton, Oregon, as the Sales Manager. Mr. Caulkins spends 5% of his time of the affairs of the Company.

Jusef Suveg. Mr. Suveg is a Director of the Company. His responsibilities include assisting both Mr. Scheller and Mrs. Stephan in the planning process for the Company. Mr. Suveg received his Masters Degree in Mining Engineering in 1956 from the University of Mining and Engineering in Sopron, Hungary and also attended the U.S. Mine Management School. Since completing university, Mr. Suveg spent 22 years as a mining engineer for Asarco; 3 years as a unit manager for Day Mines Inc.; and, 9 years as a unit manager for Hecla Mining Company where he retired in 1990. He has been a member of the Board of Directors of the Company for the past four years and he currently spends 10% of his time on the affairs of the Company.

Frank Turley. Mr. Turley is the Vice President of Mexican Operations for the Company. His responsibilities include overseeing the Company's operations on the La Morena Placer Project; the Silica Properties; and, the Mexican Mill and La Vibora Hard Rock Prospect. Mr. Turley received a Bachelor of Science Degree in 1960 from the University of New Mexico; a second Bachelor of Science Degree in Engineering from the University of New Mexico in 1970; and, a third Bachelor of Science Degree in Earth Sciences from the College of Santa Fe. Mr. Turley was employed by the Federal Aviation Administration as a Regional Inspector from 1962 until 1979 at which time he became active in the mining industry. In 1989 he left 49 Palms and became the President of Cuesta Corporation, a Mexican mining company. He held this position until 1999 at which time he joined the Registrant. Mr. Turley currently spends 100% of his time on the affairs of the Company.

Bruce Graham. Mr. Graham is a Director of the Company. His responsibilities include assisting both Mr. Scheller and Mrs. Stephan in the planning process for the Company. For the last four years, Mr. Graham served as president, founder and sole shareholder of B.B. Graham & Company, which is a registered broker dealer with holding membership in N.A.S.D., S.I.P.C., and M.S.R.B. The year prior to the last four, Mr. Graham was a broker at Interfirst Capital Fullerton, California.

Involvement in Certain Legal Proceedings
----------------------------------------

Other than that described above, there have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments. Compensation is paid to Carol Stephens at the rate of $350 per month. No other officers have received compensation.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no stock option or other long-term compensation program.

During 1999, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 1999 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has no written employment agreements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

Current management is unaware of any transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest other than those described below. Management believes that all transactions with affiliated parties have been on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 20,000,000 shares of common stock with $0.10 par value of which 9,035,660 shares of common stock were issued and outstanding at December 31, 2000, the end of the most recent fiscal year. At March 31, 2001, there were also 9,035,660 shares of common stock outstanding.

All shares of common stock when issued were fully paid for and non-assessable. Each holder of common stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding common stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional common stock or other securities of the Company. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution holders of common stock are entitled to receive, pro rata, the assets remaining after creditors and holders of any class of stock have liquidation rights senior to holders of shares of common stock have been paid in full.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of

Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote. Preferred shares have no voting rights unless granted by amendment to the Articles of Incorporation.

Debt Securities to be Registered. Not applicable.
--------------------------------

American Depository Receipts.  Not applicable.
----------------------------

Other Securities to be Registered.  Not applicable.
---------------------------------


                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
----------------------------------------------------------
         Common Equity and Other Shareholder Matters
----------------------------------------------------

The Company's common stock trades on the Over-the-Counter Electronic Bulletin Board in the United States, having the trading symbol "SHSHE" and CUSIP# 825356-10-8. Bid prices were obtained through "PinkSheet" at www.pinksheets.com and may not represent actual trading values. Trading volume and high/low/closing prices for the past nine quarters are disclosed in the following table:

                                   Table No. 7
                Over-the-Counter Bulletin Board Trading Activity

-----------------    -----------    -----------    -----------    -----------
     Quarter             High            Low          Close         Volume
      Ended
-----------------    -----------    -----------    -----------    -----------

03/31/01                  $0.07          $0.05          $0.07        168,500
-----------------    -----------    -----------    -----------    -----------

-----------------    -----------    -----------    -----------    -----------
12/31/00                  $0.12          $0.05          $0.05        283,800
-----------------    -----------    -----------    -----------    -----------
09/30/00                  $0.12          $0.12          $0.12
-----------------    -----------    -----------    -----------    -----------
06/30/00                  $0.12          $0.12          $0.12            500
-----------------    -----------    -----------    -----------    -----------
03/31/00                  $0.13          $0.13          $0.13            400
-----------------    -----------    -----------    -----------    -----------

-----------------    -----------    -----------    -----------    -----------
12/31/99                  $0.14          $0.09          $0.09         14,400
-----------------    -----------    -----------    -----------    -----------
09/30/99                  $0.15          %0.15          $0.15         21,000
-----------------    -----------    -----------    -----------    -----------
06/30/99                    N/A            N/A            N/A            N/A
-----------------    -----------    -----------    -----------    -----------
03/31/99                    N/A            N/A            N/A            N/A
-----------------    -----------    -----------    -----------    -----------

The Company's common stock is issued in registered form. Northwest Securities Transfer acts as both the transfer agent and the registrar for the common stock. The agent can be contacted at (503) 521-0500.

As of March 31, 2001 the shareholders' list for the Company's common shares showed 3,400 registered shareholders and 9,035,660 shares outstanding.

The Company has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 3500 shareholders of its common stock.

The Company has not declared any dividends. The present policy of the Company is to retain future earnings for use in its operations and expansion.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                        Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------


The Company has issued common stock securities prior to filing this registration statement for the purpose of acquiring properties and settlement of liabilities. These issuances were exempt from registration since they occurred prior to the filing of 10-SB. The following table details the stock issuances for the three years prior to the filing of this registration statement as required by Regulation S-B Item 701:

Date Issued  # of Shares    Issued To        Purpose

3/10/98      97,200    Silver Crest Mines    Acquisition of 7.2% interest
6/18/98      20,000    Don Caulkins          Payment of wages and expense reimb.
4/27/98      27,000    Bruce Graham          Payment of directors fee
1/14/98         520    Dan Perkins           Reimbursement of expenses
12/22/99    100,000    Frank Turley          Acquisition of La Morena property
4/15/99     300,000    Cuesta Corporation    Acquisition of Silica property
4/15/99     100,000    Carl Grumbles         Payment of finders fee
4/15/99       5,000    Fred Finell           Payment of finders fee
12/30/99     18,290    James Scheller        Payment of directors fee
12/11/00      5,000    Fred Finell           Payment of finders fee

These shares were not issued for cash proceeds and are not convertible. Subsequent issuances will be filed with the SEC as required.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article VII.

The Corporation shall indemnify its present or former Directors and officers, employees, agents and other persons to the fullest extent permissible by, ad in accordance with the procedures contained in, Article 2.02-1 of the Texas Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the Articles of Incorporation or By-Laws of the Corporation, any general or specific action of the Board of Directors, the terms of any contract, or as may be permitted or required by common law.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Scott Beggs & Company Certified Public Account, for the audited financial statements for Fiscal 2000 and 1999 and notes thereto are included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: December 31, 2000 and 1999
---------------------------------------------------------------
Auditor's Report, dated March 12, 2001

Consolidated Balance Sheet at December 31, 2000 and 1999

Income Statement for the Year Ended December 31, 2000 and 1999

Statement of Cash Flows for the Year Ended December 31, 2000 and 1999

Statement of Changes in Owners Equity for the Year Ended December 31, 2000 and 1999

Notes to Consolidated Financial Statements


                                    PART III
Item 1.  INDEX TO EXHIBITS:
---------------------------

Exhibit No.       Item Name

2.1(a)    Articles of Incorporation.*
2.1(b)    Amendment to Articles of Incorporation.*
2.2       Bylaws.*


*Filed Previously with Form 10-SB dated February 15, 2001

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SHOSHONE SILVER MINING CO. INC.
                                             (Registrant)

                                  By: /s/ James I. Scheller
                                  -------------------------------
                                  Name:  James I. Scheller
                                  Title: President

Date:  August 29, 2001

                   Shoshone Silver Mining Company
                    Audited Financial Statements
                Year Ended - December 31, 2000 and 1999

                                  [LETTERHEAD]
                          Scott Beggs & Company, Inc.
                          Certified Public Accountant
                         Never Under Estimate the Value

Email: scottbeggscpa@id.freei.net        Offices at 304 E. Cameron Ave.
http:/ ossus.simplenet.com/beggscpa                   Kellogg, Id 83837
Toll Free:                                             1 (208) 784-1124
Kellogg: 1 800 403-1124                            Fax 1 (208) 783-0304
St Maries: 1 888 560-4117



                          Independent Auditor's Report



Shoshone Silver Mining Company
PO Box 405
Beaver Creek, Oregon 97004


We have audited the accompanying balance sheet of Shoshone Silver Mining Company as of December 31, 2000 and 1999 and the related statements of income, cash flows and changes in equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoshone Silver Mining Company as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Scott Beggs & Company, Inc.  CPA

Scott Beggs & Company, Inc.  CPA
Kellogg, Idaho 83837

March 12, 2001

                              Shoshone Silver Mining Company
                                  Balance Sheet
                                December 31, 2000 and 1999

                                     Year Ended 12/31/2000    Year Ended 12/31/1999

Current Assets
   Cash                                     3,676                   59,989
   Investments - Stock Portfolio          321,176                  259,627
   Inventory                               12,732                   12,732
                                       ----------               ----------
Total Current Assets                                 337,584                   332,348

Depreciable Assets
   Property, Plant and Equipment          664,681                  665,781
   Accumulated Depreciation              (585,316)                (586,388)
                                       ----------               ----------
Net Depreciable Assets                                79,365                    79,393

Other Assets
   Depletable Assets and Investments    1,295,298                1,295,298
   Other Long-Term Investments            801,183                  801,183
                                       ----------               ----------
Total Other Assets                                  2,096,481                2,096,481
                                                   ----------               ----------
Total Assets                                        2,513,430                2,508,222
                                                   ==========               ==========
Current Liabilities
   Accounts Payable                        50,526                   50,000
   Minority Positions                       1,630                    1,630
                                       ----------               ----------
Total Current Liabilities                              52,156                   51,630

Long-Term Liabilities
   None                                                     0                        0
                                                   ----------               ----------
Total Liabilities                                      52,156                   51,630

Equity
   Common Stock, Par value 10
   Cents per share 20,000,000 shares
   authorized, 9,030,660 shares
   issued and outstanding                 903,566                  903,066
   Paid in Capital in excess of Par     1,597,925                1,597,425
   Treasury Stock                         (65,733)                 (65,733)
   Retained Earnings                       25,516                   21,834
                                       ----------               ----------
Total Equity                                        2,461,274                2,456,592
                                                   ----------               ----------
Total Liabilities and Equity                        2,513,430                2,508,222
                                                   ==========               ==========

  See the accompanying accountant's auditor's report and notes to the financial statements which are integral parts of these financial statements

                         Shoshone Silver Mining Company
                                Income Statement
                         Year Ended - December 31, 2000 and 1999

                                        Year Ended 12/31/2000     Year Ended 12/31/1999
Gross Receipts
   Mining Revenues                                 30,307                   44,377
   Transfer Fees and Misc Income                    1,920                    2,790
                                                ---------               ----------
Total Gross Income                                           32,227                     47,167

Direct Expenses
   Direct Mining Related Expenses                 116,052                   53,279
   Equipment Rental                                     0                    3,492
   Freight                                            500                    3,000
   Contract Labor                                   1,000                    1,500
                                                ---------               ----------
Total Direct Expenses                                       117,552                     61,271
                                                          ---------                  ---------
Gross Profit (Loss)                                         (85,325)                   (14,104)

Indirect Expenses
   Auto                                                 0                    1,273
   Bank Fees                                          260                      749
   Licenses and Permits                             2,010                    2,684
   Office Supplies                                  5,574                      813
   Postage                                            697                       53
   Professional Fees                                6,060                    5,206
   Rent                                             5,795                    3,159
   Misc Expenses                                    1,702                    4,198
   Property Taxes                                   4,876                    1,397
   Utilities                                          936                      623
   Depreciation Expense                                28                       28
                                                ---------               ----------
Total Indirect Expenses                                      27,938                     20,183
                                                          ---------                  ---------
Net Profit (Loss) from Operations                          (113,263)                   (34,287)

Nonoperating Activities
   Net Gain on Sale of Investments                 93,884                  210,245
   Option Proceeds                                 24,465                   20,014
   Dividends                                        1,554                    1,068
   Interest                                         1,106                      780
   Unrealized Gains/Losses - Mark to Market         8,766                        0
   Federal and State Income Taxes 1999            (10,171)                       0
   Federal and State Income Taxes 2000               (526)                       0
   Margin Fees and Wire Costs                        (133)                  (3,738)
                                                ---------               ----------
Net Profit (Loss) from Nonoperating Activities              116,945                    228,369
                                                          ---------                  ---------
Total Net Profit (Loss)                                       3,682                    194,082
                                                          =========                  =========

  See the accompanying accountant's auditor's report and notes to the financial statements which are integral parts of these financial statements

                         Shoshone Silver Mining Company
                             Statement of Cash Flows
                         Year Ended - December 31, 2000 and 1999

                                           Year Ended 12/31/2000      Year Ended 12/31/1999

Sources and Uses - Operating Activities
   Mining Related Income                             30,307                44,377
   All Other Income                                   1,920                 2,790
   Operating Expenses Paid                         (142,474)              (81,426)
                                                 ----------             ---------
Net Cash Provided (Used) by Operating Activities             (110,247)                 (34,259)

Sources and Uses - Investing Activities
   Gain on Sale of Investment Securities             91,884               210,245
   Option Proceeds                                   19,546                20,014
   Investment Income - Interest and Dividends         2,660                 1,848
   Margin and Other Investment Expenses                (133)               (3,738)
   Increase in Depletable Assets Basis                    0              (144,870)
   Increase in Other Investments                          0              (341,573)
                                                 ----------            ----------
Net Cash Provided (Used) by Investing Activities              113,957                 (258,074)

Sources and Uses - Financing Activities
   Sale of Additional Stock                           1,000                59,629
   Purchase of Treasury Stock                             0                (7,000)
   Increase in Accounts Payable                         526                50,000
                                                 ----------            ----------
Net Cash Provided (Used) by Financing Activities                1,526                  102,629

Total Net Cash Provided (Used)                                  5,236                 (189,704)

Cash and Cash Equivalents - Start of Year                     319,616                  509,320
                                                            ---------                ---------

Cash and Cash Equivalents - End of Year                       324,852                  319,616
                                                            =========                =========










  See the accompanying accountant's auditor's report and notes to the financial statements which are integral parts of these financial statements


                           Shoshone Silver Mining Company
                          Statement of Changes in Owners Equity
                         Year Ended - December 31, 2000 and 1999

                           Common     Additional   Retained   Treasury
                           Stock       Paid In     Earnings   Stock       Total

Start of Year - 1999       850,737    1,590,125    (172,248)  (58,733)    2,209,881

Net Income (Loss)                                   194,082                 194,082
Sales of Additional Stock   52,329        7,300                              59,629
Purchase of Treasury Stock                                     (7,000)       (7,000)
Other Adjustments                                                                 0
                           -------    ---------    --------   -------     ---------
End of Year - 1999         903,066    1,597,425      21,834   (65,733)    2,456,592
                           =======    =========    ========   =======     =========


Start of Year - 2000       903,066    1,597,425      21,834   (65,733)    2,456,592

Net Income (Loss)                                     3,682                   3,682
Sales of Additional Stock      500          500                               1,000
Purchase of Treasury Stock                                                        0
Other Adjustments                                                                 0
                           -------    ---------    --------   -------     ---------
End of Year - 2000         903,566    1,597,925      25,516   (65,733)    2,461,271
                           =======    =========    ========   =======     =========
















  See the accompanying accountant's auditor's report and notes to the financial statements which are integral parts of these financial statements

                  Shoshone Silver Mining Company
                 Notes to the Financial Statements
                    December 31, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies:

a. Business Activity - the Company was incorporated under the laws of the state of Idaho on August 4, 1969, under the name of Sunrise Mining Company and is engaged in the business of mining. On January 22, 1970, the Company's name was changed to Shoshone Silver Mining Company. In addition to mining activities, the Company has become an active trader of stocks and securities.

b. Basis of Accounting - the financial statements are prepared on the accrual basis of accounting. Under this method of accounting, revenues are recognized when earned and expenses when incurred, regardless of the date actual receipt or payment occurs.

c. Cash and Cash Equivalents - Cash and Cash Equivalents have been defined to include all cash in bank accounts, investment money management accounts and stocks and securities held by the company in its stock portfolio, currently with BB Graham and Company. These stocks and securities are traded frequently by the Company, and the Company has incurred significant short gains and losses from these transactions. For the years ended December 31, 2000 and 1999, the Company had total sales proceeds from stocks and securities of approximately $ 666,876 and $1,112,994 respectively. The net gain realized on these transactions was approximately $ 116,349 and $230,259, including proceeds from the sale of options.

d. Investments Stock Portfolio - the investments held by the Company have been actively traded and the value of the stock portfolio is stated at mark to market. Thus, the portfolio is valued as of the last day of the year market prices. These values are provided by BB Graham and Company on the December monthly statement. These items have been defined to be cash equivalents, see paragraph c above.

e. Property, Plant and Equipment - values for the mining properties and depreciable assets represent acquisition costs, fair market value of common stock issued in exchange for assets at the time of issue, par value of common stock issued, or fair market value of assets received.

f. Depreciation - the cost of equipment is capitalized and written off using the straight line method and accelerated methods over the following estimated lives.

               Building                         12-15 Years
               Equipment                        3-10 Years

                 Shoshone Silver Mining Company
                Notes to the Financial Statements
                  December 31, 2000 and 1999

g. Other Assets - Other assets include investments in mining operations and acquisition of various patented and un-patented mining claims and investments held by the Company, not used for trading, but are being held for long term investments.

Note 2 - Mining Operations

a. The Company owns five patented and thirty un-patented contiguous lode mining claims situated in the St Joe Mining District, acquired by the issuance of 1,500,000 shares of capital stock to Irvin Scheller and members of his family. The five patented claims were acquired in 1970 from Violet Hanson for $ 1,000 in cash and 100,000 shares of the Company's stock.

b. The values of the mining properties were restated in the in 1998 to reflect their cost at the time of acquisition, rather than par value of stocks. The additional values are recorded as stock values in excess of par value. The total amount of these adjustments are $ 715,242.

c. The Company has acquired for 150,000 shares, six patented and five un-patented lode mining claims located in the Lakeview Mining District, Bonner County, Idaho.

Note 3 - Capital Stock

     The Company was originally incorporated for 5,000,000 shares of ten cent par value stock. The shareholders amended the Articles of Incorporation on April 1, 1983 and increased the authorized capital stock to 10,000,000 shares of ten cent par value stock. The shareholders again amended the Articles of Incorporation on April 1, 1998 and increased the authorized shares to 20,000,000 shares of ten cent par value stock.

Note 4 - Un-patented Mining Claims

     Due to changes in the mining laws in 1995, the company elected to abandon un-patented mining claims which were not considered essential to their operations or potential operations, rather than incur the costs associated with holding them. These claims were not carried at significant value and therefore, were not charged to expenses.

Note 5 - Net Operating Loss Carryforward

     The Company has a net operating loss carryforward to 1999 from prior years. This carryforward was used in its entirety on the 1999 federal and state income tax returns.